# AGREEMENT
## between
## MODERN MANUFACTURING SERVICES, INC.
### and
## BIOLOGICAL DEFENSE CORPORATION, INC.

THIS AGREEMENT is made this _____ day of _____, 2002, by and between BIOLOGICAL DEFENSE CORPORATION, a Delaware Corporation having a usual place of business at 2599A Olinda Road, Makawao, HI 96768 ("BDC" or "Licensor"), and MODERN MANUFACTURING SERVICES, INC., a Nevada Corporation having a usual place of business at 4463 Russell Road, Suite 101, Mukilteo, WA 98275 ("Licensee").

WHEREAS, Licensor has developed certain Frequency Generation Technology (the "Technology") that it believes will sterilize bacteria and viruses, including the lethal form of the endospore form of B Anthracis ("Anthrax Spores") and Licensor has filed several Provisional Patent applications with the United States Patent and Trademark Office for the Technology;

WHEREAS, Licensor has designed equipment utilizing the Technology for the purpose of sterilizing Anthrax Spores as well as bacteria and viruses under various conditions (the "Equipment") and Licensor has filed several Provisional Patent applications with the United States Patent and Trademark Office for the Equipment;

WHEREAS, although Licensor has represented to Licensee that the Technology and/or the Equipment may or may not be patentable under U.S. Patent Laws, if such patent(s) is(are) issued, Licensor will have the exclusive right to utilize the Technology for the purpose of anthrax spore sterilization;

WHEREAS, Licensor requires funding to demonstrate the effectiveness of its Technology and Equipment, and such testing may also demonstrate the effectiveness of the Technology and Equipment in sterilizing viruses as well as other bacteria;

WHEREAS, Licensor is the owner of certain proprietary rights in and to the property described and /or illustrated in Schedule "A" attached hereto (the "Property") and will be the owner of certain trademark(s) and logos;

WHEREAS, Licensee desires to use the Property and/or future Trademarks on or in association with the manufacture, distribution, marketing, and sale of certain products identified in Schedule "B" attached hereto (the "Licensed Products");

WHEREAS, Licensor is willing to grant to Licensee such right to use the Property and/or the Trademarks on the Licensed Products in accordance with the terms and conditions recited herein;

NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions herein contained, it is hereby agreed as follows:

# 01: <u>Grant of license</u>

Licensor grants to Licensee an exclusive right and license to manufacture, market and distribute the property and all products developed using this property for the sole purpose of sterilizing or destroying the endospore form of B Anthracis ("Anthrax Spores"). Licensor also grants to Licensee an exclusive right and license to manufacture the Equipment and all products developed using this Equipment, in any product for the purpose of sterilizing or destroying all other bacteria and viruses as per attached Schedule "B".

The license granted herein includes any divisions, continuations, and continuations-in-part of such applications, and under any patents that may be issued on the applications or any reissues or extensions of the same, to make, use and sell, the inventions described and claimed in such patents for the sole purpose of sterilizing or destroying the endospore form of B Anthracis ("Anthrax Spores"). The licensee shall include licensees rights to sublicense its rights hereunder the right to sublicense Property, with Licensors prior written approval, designed by either Licensor or Licensee which utilizes Licensor's Technology or other component designs for the purposes stated herein on terms not inconsistent with this agreement. The rights granted herein shall not be restricted by location and are intended by the parties to constitute worldwide rights. Unless sooner terminated as provided in this agreement, the term of this agreement shall continue.

## 1.    FUNDING AND TESTING

1.1.  **Testing and Payment**.  Licensor shall cause equipment of its design utilizing the Technology and Equipment to be tested at a Level Three or Level Four Biohazard laboratory for effectiveness in sterilizing Anthrax Spores. In addition to testing the effectiveness of the Technology and Equipment, the testing shall be directed at developing exposure requirements and limitations necessary to determine optimum employment of the Technology for the purposes described in this Agreement.

1.1.1.  Set forth in Schedule "D", attached and appended hereto, are the testing protocols to be utilized in such tests to demonstrate the effectiveness of Licensor's Technology and Equipment in sterilizing Anthrax Spores (not otherwise non-sterile and fully capable of reproduction), hereinafter called the "Pathogenic Testing Protocols".

1.1.2.  Licensor shall be responsible for developing the testing program to demonstrate the effectiveness of the Technology and Equipment for the purposes described above.

1.1.3.  Licensee agrees to timely provide the total testing costs up to the amount and as outlined in the testing budget set forth in 1.2 below. In the event that the costs of such testing exceed such testing budget, without the written consent of Licensee, all such excess costs shall be the responsibility of Licensor.

In the event that Licensor cannot fund further testing, if deemed necessary, over and above the funding provided by Licensee in 1.2, Licensee will, at its sole discretion, fund the needed testing required by Licensor to fulfill the intended results outlined in this Agreement. Licensee will require Licensor to reimburse Licensee from the proceeds of any and all sales of Licensed Products at the rate of ten per cent (10%) of the outstanding balance plus accruing annual interest at the rate of ten percent (10%) payable from each quarterly royalty payment to Licensor, subject to Licensor's prior written approval.

1.1.4.  Licensor will provide Licensee with copies of all estimates, purchase orders, contracts, and receipts  between Licensor and  any testing laboratory and all companies that Licensees funding was provided for, including companies that supplied capital equipment, supplies, and goods used  for research and testing referred to herein. In addition, Licensee requires all monies to be accounted for by ways of an accurate expense journal, preferably electronic, including corresponding copies of purchase orders, contracts, and receipts for all expenses paid for from the Licensees funding. Licensor will alert Licensee of his intent to write a purchase order by faxing copy(s) of estimate from supplier thus depleting Licensees funding account as soon as possible.

1.1.5.   Licensee shall make timely payment for the testing and demonstration, research, travel and capital equipment  costs to the appropriate payee upon receipt from Licensor of the purchase order for such payee's goods or services, provided such expenses are pre-approved by both parties, in accordance and complying with protocols set forth in paragraph 1.1.4 above. Upon completion of the testing in accordance with the Pathogenic Testing Protocols, Licensee shall be provided with the certified test results from the laboratory together with invoices acknowledging payment in full of all fees and costs incurred in the testing and demonstration.

1.2.    **Funding.**  Licensee agrees to provide timely funding as outlined below for the testing referred to in Paragraph 1.1., above, and to provide the other consideration described herein, as follows:

1.2.1  On or before  March 15th, 2002, Licensee will allocate and make available for payment pursuant to the provisions of Paragraph 1.1.4 and 1.1.5, above, the sum up to sixty thousand dollars ($60,000.00), for the testing of the Technology, Equipment, and Proprietary Software in regards to the sterilization of the Staphylococcus and Streptococcus bacteria.

1.2.2  Within sixty (60) business days of Licensor's proof of sterilization of a strain of Staphylococcus and Streptococcus, pursuant to the standards set forth in the Apathogenic Testing Protocols, set forth in Schedule "C", attached and appended hereto, hereinafter called the "Apathogenic Testing Protocols", Licensee will allocate and make available for payment pursuant to the provisions of Paragraph 1.1.4 and 1.1.5, above, up to the sum of one hundred and fifty thousand dollars ($150,000.00) plus any funds remaining from the previous allocation (1.2.1 above), to be used for such testing of the Technology, Equipment, and Proprietary Software in efforts towards Licensor's sterilization of a lethal form of Anthrax Spores.

1.2.2.1    Prior to the distribution of the funding outlined in clause 1.2.3, but after the funding outlined in clause 1.2.2, Licensee will hold a public relations informative meeting at a place convenient to Licensee and Licensor, giving fourteen (14) days notice to Licensor.  The purpose of this meeting will be to give Licensor the opportunity to inform, illustrate, and demonstrate his progress towards the goals outlined in this agreement, specifically to sterilize lethal anthrax spores. Licensee may use the information presented at the meeting to evaluate the direction, progress, and effectiveness of Licensor's progress towards Licensor's sterilization of a lethal form of Anthrax Spores. Licensee will require an up to date progress report and a process plan for the next phase before the scheduled funding will continue per the agreement. If Licensee and Licensor agree that the progress of Licensor requires more time for research. Licensee may extend  this agreements paragraph 1.2.3 funding obligation an additional period of time, up to 90 days, for Licensor to successfully obtain the goals in this agreement.

1.2.3.   Within ninety (90), but not to exceed one hundred eighty (180) business days of Licensor's proof of sterilization of a strain of Staphylococcus and Streptococcus pursuant to the standards set forth in the Apathogenic Testing Protocols, Licensee will allocate and make available for payment pursuant to the provisions of Paragraph 1.1.4 and 1.1.5, above, up to the sum of three hundred thousand dollars ($300,000.00), plus any funds remaining from the previous allocations(1.2.1, 1.2.2 above),  to be used for such testing of the Technology, Equipment, and Proprietary Software in efforts towards Licensor's sterilization of a lethal form of Anthrax Spores.

1.2.4  Within one hundred twenty (120), but not to exceed two hundred ten (210) business days of Licensor's proof of sterilization of a strain of Staphylococcus and Streptococcus pursuant to the standards set forth in the Apathogenic Testing Protocols, Licensee will allocate and make available for payment pursuant to the provisions of Paragraph 1.1.4 and 1.1.5, above, up to the sum of one hundred forty thousand dollars ($140,000.00), plus any funds remaining from the previous allocations (1.2.1, 1.2.2, 1.2.3 above),  to be used for such testing of the Technology, Equipment, and Proprietary Software in efforts towards Licensor's sterilization of a lethal form of Anthrax Spores.

1.2.4.1.  In the event the entire six hundred and fifty thousand dollars ($650,000) is not used  for the Licensor's proof of sterilization of a strain of lethal form of Anthrax spores pursuant to the standards set forth in the Pathogenic Testing Protocols, the balance, will be paid 50% to Licensee and 50% to Licensor within 30 days.

1.2.5.  Upon receipt of certified test results from Licensor demonstrating the effectiveness of the Technology and Equipment in the sterilization of a strain of Staphylococcus and Streptococcus pursuant to the standards set forth in the Apathogenic Testing Protocols, Licensee shall, for the next twelve months thereafter or until the sale by Licensee of the first commercial unit utilizing Licensor's Technology and Equipment, whichever shall occur first, pay to Licensor the sum of five thousand dollars ($5,000.00) per month, each such payment to be due on or before the tenth day of each such month.

1.2.6.   Upon receipt of certified test results from Licensor demonstrating the effectiveness of the Technology and Equipment in the sterilization of a strain of lethal Anthrax Spores pursuant to the standards set forth in the Pathogenic Testing Protocols "D", Licensee shall, for the next six months thereafter, pay to Licensor the sum of seventy-five hundred dollars ($7,500.00) per month, each such payment to be due on or before the tenth day of each such month.

# 2.   LICENSING PROVISIONS

2.1.   **Grant of License - Property**.   On the Effective Date as defined in Paragraph 2.4, below, Licensor will grant to Licensee the exclusive, non-transferable, non-assignable license, without the right to grant sublicenses, (unless prior written approval from Licensor is granted) to use the Property solely on and/or in association with the manufacture, marketing, distribution, and sale of the Licensed Products.

2.2.   **Grant of License - Trademarks**. On the Effective Date as defined in Paragraph 2.4, below, Licensor will further grant to Licensee an exclusive, non-transferable, non-assignable license, without the right to grant sublicenses, to use the past, present, and future Trademarks, Tradenames, Service Names and Symbols, solely on and/or in association with the manufacture and sale of the Licensed Products as per Schedule "F".

2.3. **Area.** Licensee's rights are worldwide (the "Area"), and include without limitation the United States of America, its Territories and Possessions, and all foreign countries.

2.4.   **Term and Options.** This Grant of License shall commence and take effect upon   signing of this agreement. and shall run for five years from the Effective Date hereof (the "First Term"), unless sooner terminated pursuant to a provision of this Agreement.

If Licensee fully performs according to all of the terms and conditions hereof, Licensor hereby grants to Licensee two (2), separately exercisable options (the "Options") to extend the term of this Agreement for two additional six-year periods ("First and Second Extended Terms", respectively). In order to exercise each of the two Options, the Licensee must provide the Licensor with written notice of its intention to exercise each such Option and such written notice must be received by the Licensor no later than sixty (60) days prior to the expiration of the then in effect Term. The Licensee's performance in each Extended Term shall be pursuant to the same terms and conditions recited herein for the First Term.

2.5   **Royalty Provisions.** Licensee agrees to pay Licensor a Royalty, subject to clause 2.5.3.1, one-third (1/3rd) of Gross Sales of the Licensed Products manufactured for and sold by Licensee pursuant to this Agreement (the "Actual Royalty").

"Gross Sales" shall mean the actual sales price charged by Licensee for the sale of the Licensed Products manufactured for and sold by Licensee pursuant to this Agreement.

Said "Actual Royalties" do not include any sales taxes, duties, in/out freight, or import /export premiums.

2.5.1.   **Statements and Payments.** Licensee shall place in the mail to Licensor within 21 days (21) after the end of each calendar quarter - March 31, June 30, September 30, December 31 - (the "Royalty Period"), a complete and accurate statement, in English and in a form acceptable to Licensor, of the Gross Sales of Licensed Products for the Royalty Period, said statement to be certified as accurate by Licensee and to include information as to the number, description and gross selling price of the Licensed Products shipped and/or distributed by Licensee during the preceding Royalty Period and any further information as Licensor may from time to time request. Such statements shall be furnished to Licensor whether or not any Licensed Products have been shipped and/or distributed and whether or not Actual Royalties have been earned during the preceding Royalty Period.

2.5.1.1.  The amount shown in Licensee's quarterly statements as being due Licensor shall be paid simultaneously with the submission of such statements.

2.5.1.2.   Licensee's quarterly statements and all amounts payable to Licensor by Licensee shall be submitted to Licensor's address set forth in the opening paragraph hereto.

2.5.1.3.   All payments made hereunder shall be in United States currency drawn on a United States bank, unless otherwise agreed upon by the parties. The rate of exchange to be utilized in any conversion of foreign currency shall be the rate published in the Wall Street Journal applicable to the last day of the pertinent Royalty Period.

2.5.1.4.  The receipt and/or acceptance by Licensor of any of the statements furnished or royalties paid hereunder to Licensor (or the cashing of any Royalty checks paid hereunder) shall not preclude Licensor from questioning the correctness thereof at any time and, in the event that any inconsistencies or mistakes are discovered in such statements or payments, they shall immediately be rectified by Licensee and the appropriate payment shall be made by Licensee.

2.5.1.5.  Royalty Payments from sales of Licensed Products accrue upon either (#1) receipt by Licensee of the Purchase Price or (#2) three (3) months from date of sale, whichever should occur first. In the event of partial payments to Licensee, Licensee shall pay Licensor Royalties based on the amounts received in the quarter in which they are received.

2.5.2.  **Inspection.** Licensee agrees to keep accurate accounts and records in English of all transactions relating to the License. Licensor has the right on seven days notice to inspect at Licensee's premises, and to have full access to, for the purpose of making abstracts and copies, all books and records of Licensee which are related to the License.

2.5.2.1.   Licensor on 30 days written notice may audit all books and records which Licensee is required to keep. If Licensee has understated sales or underpaid royalties in excess of five per cent (5%) of gross sales or royalties during any Royalty Period,

Licensee shall, upon written demand, pay all reasonable costs, fees and expenses which Licensor has incurred in conducting the audit.

If Licensee has understated sales or underpaid royalties in excess of fifteen per cent (15%) of gross sales or royalties during any Royalty Period, Licensor may terminate this Agreement by delivery of written notice thereof to Licensee, termination to be effective immediately upon such delivery.

2.5.2.2. On or before April 1 following each contract year Licensee shall deliver to Licensor at Licensee's expense a statement audited and certified by Licensee's Certified Public Accountant (CPA) showing Gross Sales and royalties for the preceding contract year.

2.5.3. **Minimum Royalty.** Licensee agrees to pay minimum royalties subject to clause 2.5.3.1.below, as follows:

First Contract Year:

| | | |
|---|---|---|
| 1$^{st}$ | Quarter - | $0.00 |
| 2$^{nd}$ | Quarter - | $0.00 |
| 3$^{rd}$ | Quarter - | $0.00 |
| 4$^{th}$ | Quarter - | $200,000.00 Payable at end of Quarter |

Second Contract Year:      $66,700.00 per Quarter
Succeeding Contract Years:    $83,300.00 per Quarter

2.5.3.1 Payment of the annual guaranteed minimum royalty is excused if prior to the royalty due date there has been paid in the contract year in which the royalty due date falls, royalties which equal or exceed the minimum for that contract year. All Royalty Payments, including minimum royalties, are to become effective only after sterilization of a lethal form of anthrax spores is proven per 1.2.6 and only after Licensor supplies Licensee with a 2000-watt version of the equipment referenced in Schedule "E", (Pre-approved Expenditures).

2.6. **Distinctiveness of Licensed Items.** Licensee shall distinguish the Licensed Products from all other products manufactured for or sold by Licensee and shall avoid similarity between such products and the Licensed Products.

2.6.1. Licensee shall have no right to use any information of any type submitted by Licensor in connection with any product or service of Licensee other than the Licensed Products.

2.7. **Ownership of Licensed Items.** All Property, Tradenames and Licensed Products shall be the exclusive property of Licensor, subject to the license granted herein. Licensor shall, upon demand, execute and deliver to Licensee such documents as are needed for the filing in the appropriate offices to evidence the granting of the license by this Agreement.

2.8.  **Best Efforts of Licensee.** Licensee shall use its best efforts to manufacture, ship and/or distribute the Licensed Products in accordance with the provisions of this Agreement and shall acquire and maintain facilities and trained personnel sufficient and adequate to perform its obligations under this Agreement.

2.9.  **Standards.** All Licensed Products shall be of the highest quality associated with similar products selling at comparable retail prices and shall be manufactured and marketed with materials, design, workmanship, advertising and packaging appropriate for highest quality products of similar type.   All Licensed Products must also meet military quality control procedures as outlined in  MIL-I-45208.

2.9.1.   Licensor shall have the right to inspect and approve or disapprove, in regard to the Licensed Products,

(1)    design;

(2)    material content;

(3)    quality;

(4)    packaging and advertising

2.9.2.   Licensee will insure that the Licensed Products will be manufactured and marketed in such fashion as to enhance and preserve the reputation and prestige of the Trademarks as designations of high quality products.

2.9.3.   Licensee agrees to furnish Licensor, free of cost, prototype samples of each type of Licensed Product to be sold by Licensee pursuant to this Agreement. Before advertising and selling each type of Licensed Product, Licensor's prior written approval is required. In addition, prior to submissions of samples to Licensor, Licensee shall assure that the quality of the licensed items meet the Licensor's standards. Licensor must be given adequate inspection and approval time by Licensee so that Licensee may improve or change the quality of the items produced and still meet production and delivery deadlines.

2.9.4.   If Licensor deems a prototype sample inferior in material content, design or quality, Licensor may give notice to Licensee within thirty (30) days after receipt of sample or after receipt of written notice that sample is ready for inspection. Licensor has the right to disapprove the manufacture, sale or shipment of any items without liability for damage or cost incurred as a result of disapproval or conditional approval. In the event that such notice is not given to Licensee within such thirty (30) day period, the sample shall be deemed approved.

2.9.5. Only approved BDC labels are to be placed on any Licensed Product, however, Licensee is permitted to identify itself as an approved Licensee of BDC by placing or imprinting on any Licensed Product such language to that effect which is approved, in advance and in writing, by Licensor.

2.10.    **Restrictions on Assignments and Subcontracts.** Licensee may not assign any of its rights under this Agreement. Licensee may enter into subcontracts for the manufacture of Licensed Products provided that Licensee ascertains that each subcontractor is able to meet Licensee quality standards and delivery schedules, and has first acquired the written consent of Licensor. Licensee agrees that it shall not permit any subcontractor to further subcontract and shall discontinue using any subcontractor who fails to meet the requisite standards. All subcontractors shall sign the non-disclosure form attached and appended hereto and marked "A".

2.10.1.    Neither this Agreement, nor any Licenses granted hereunder nor any other rights therein, thereto or resulting therefrom may be assigned or sublicensed without the written consent of Licensor thereto.

2.10.2.    Licensee shall not sell or transfer to any other party any design, know-how, technology or knowledge of a competitive or technical nature furnished to Licensee by Licensor.

2.10.3    Included within the above prohibitions is the transfer of any interest of Licensee to any entity of which the present controlling shareholders of Licensee do not have voting control, and the transfer to any other party or parties of voting control of Licensee by its present controlling shareholders. Excluded from such prohibitions, however, are transfers of shares of stock by will, trust or intestate succession, resulting from  the death or mental incompetence  of a shareholder.

2.10.4.    Any assignment, transfer or sublicense without the written consent of Licensor shall be void, and at the option of Licensor may constitute a default of this Agreement.

2.11.    **Infringement and Other Trademark Litigation.** Licensee shall appraise the Licensor of any infringement which comes to the attention of Licensee. Licensor at its sole cost and expense, and it is own name shall prosecute and defend any action or proceeding which Licensor deems necessary or desirable to protect trademarks including, but not limited to, action or proceeding involving infringement of the trademarks.

2.11.1.    Licensee may, only after the written request by Licensor, join Licensor in such action or proceeding. Licensee agrees to assist Licensor in lawsuits by providing evidence and expert assistance.   Licensee shall not take any actions to protect the Trademark or alleging infringement, and shall not defend any such actions without the written request of Licensor to do so. Licensee may, upon such request by Licensor, join Licensor in any such action or proceeding.

2.11.2.    Any and all damages recovered by Licensor shall belong to Licensor. Licensor shall have no liability to Licensee or to any other person for damages awarded or assessed against Licensee or other persons. In the event of threatened actions or proceedings in which Licensor and Licensee are charged with jointly violating any antitrust, trade regulation or similar statute, Licensee may choose to be represented by Licensor's counsel. Licensor shall maintain full control of the action or proceeding, and such representation of Licensee shall continue only as long as Licensor's counsel is of the opinion that it may ethically represent both Licensor and Licensee.

2.12**. Attack on Trademarks by Licensee.** Licensee will not contest the validity of any trademarks, or any of the rights of Licensor under which this License is granted. Licensee will not willingly become an adverse party to litigation in which others contest Licensor's tradename, trademark or other rights.
Licensee shall not in any way avoid its obligations to Licensor because of the allegation by any person or entity that Licensor's tradename or trademark rights are invalid. Further, Licensee's obligations under this Agreement shall not be avoided due to any contest concerning the rights of Licensor.

2.13. **Protection of Licensed Trademarks.** Licensee shall not engage in any act which may call into question or otherwise negatively affect the validity of any of the licensed trademarks.

2.13.1   Licensee shall mark each Licensed Product and any advertising or promotional material therefore in such manner as to preserve and protect all rights of Licensor.

2.13.2.   Licensee agrees that no names shall be co-joined or used in connection with Licensor's name or mark in any advertising, publicity, labeling, wrapping or packaging used by Licensee, without the prior written consent of Licensor.

2.13.3.   Licensee shall not use any of the Trademarks on or in connection with any product or service other than the Licensed Products manufactured or sold by Licensee or licensed by Licensee to others for manufacture or sale.

2.13.4.   All rights to the Trademarks shall be deemed owned by Licensor. Licensee shall on request execute Registered User Agreements in a form satisfactory to Licensor. Sales by Licensee shall be deemed to have been made by Licensor for purposes of trademark registration.   Upon termination of this agreement or any renewal term Licensee shall execute and file certificates terminating registrations or assigning them to a nominee of Licensor.

2.14.  **Licensee's Accounts.** To the extent that Licensee's internal systems allow, Licensee shall, upon the reasonable request of Licensor, furnish Licensor with a list of Licensee's customers for Licensed Products and their addresses. In order to protect Licensee's customer lists and proprietary information, Licensor shall have no rights other than those set forth herein to perform any audit.

2.15.   **Licensor Consultation.** Licensee has the right to consult at reasonable times and intervals with knowledgeable personnel of Licensor. Consultation may take place by prepaid telephone calls, through the mail or by visits of Licensee's personnel to Licensor's consultants, as determined by Licensor.

2.16.   **Goodwill.** Licensee and Licensor acknowledge that the Trademarks have acquired secondary meaning and good will with the public, and that products bearing the name and/or mark of BDC have acquired the reputation of highest quality and style. Accordingly, Licensor and Licensee agree not to use the licensed name in any manner which directly or indirectly would harm or detract from its repute.

2.17. **Licensor's Right to Purchase Licensed Products.** Licensor may purchase Licensed Products from Licensee at Licensee's pre-tax profit amount per unit plus _10%___ per cent markup, provided that Licensor may not resell such Licensed Products for the use of germwarfare and/or Anthrax sterilization outlined within this Agreement or in competition with Licensee.

2.18. **Licensor's Right of First Refusal for Buyback.** Licensor shall have the first right of refusal to buy back from Licensee the rights to market and distribute the Equipment for the sole purpose of sterilizing or destroying the endospore form of B Anthracis ("Anthrax Spores")  for the sum of $15,000,000.00.  Licensor shall give thirty (30) days written notice to Licensee of the intent to buy back such right.

2.19  **Licensee's Right of First Refusal.** During the term hereof, and providing that Licensee has fully complied with the terms hereof, Licensee shall have the right of first refusal, to purchase, any patent (s) or license (s) and  Proprietary Software using the Property for the purposes of sterilizing any microorganisms listed in schedule "B" defined as Licensed Product(s), If Licensor wishes to assign, sell or dispose of, or has received an offer which it is willing to accept for the assignment, sale or disposition in all or part of its interest in all or part of its Licensed Product(s), Licensor shall give notice to Licensee of the proposed assignment sale or disposition, including the consideration to be received and the identity of the offering party. Licensee has 45 days (notice period) after receipt of notice from Licensor to elect to acquire the subject interest from Licensor on the terms and conditions contained in the notice.

Licensor will be free for a period of 60 days following the expiry of the notice period to sell or dispose of the Licensed Product(s) on the same terms and conditions as was stipulated in the offer to the Licensee.  In the event Licensor does not complete the sale within the 60 day period he cannot make any sale without again first offering the Licensed Product(s) to the Licensee as per the terms above.

If the offer received by the Licensor to purchase the Licensed Product(s) is one which cannot be matched in kind (includes considerations other than cash sale and royalties) by Licensee, Licensor must set out in his notice his bona fide estimate of the value in cash of the said consideration. In case of a dispute greater than 1/3 of 1%, each party shall select a Selector within 5 days. Both Selectors have 10 days to agree upon and select an Arbitrator. The Arbitrator has 10 days to make a decision. If the equivalent cash consideration determined by the Arbitrator is lower than the estimate by the Licensor, the cash consideration determined by the Arbitrator shall be the sale price for the Licensed Product(s) and the amount to be paid for the Licensed Product(s) shall be adjusted accordingly.

2.20 **Licensee's Right of First Refusal on Additional Products.** During the term hereof, and providing that Licensee has fully complied with the terms hereof,

Licensee shall be granted the exclusive right of first refusal to purchase from Licensor Additional Licenses pertaining to the marketing and distribution of products as outlined on Schedule "B" for the sterilization of bacteria and viruses, and spores (Additional Licenses). This is to include all DOD (Department of Defense) & CDC (Center for Disease Control) recognized biowarfare agents now and future. If Licensor wishes to assign sell or dispose of, or has received an offer which it is willing to accept for the assignment, sale or disposition in all or part of its interest in all or part of its Additional Licenses, Licensor shall give notice to Licensee of the proposed assignment sale or disposition, including the consideration to be received and the identity of the offering party. Licensee has 45 days (notice period) after receipt of notice from Licensor to elect to acquire the Additional Licenses from Licensor on the terms and conditions contained in the notice.

Licensor will be free for a period of 60 days following the expiry of the notice period to sell or dispose of the Additional Licenses on the same terms and conditions as was stipulated in the offer to the Licensee. In the event Licensor does not complete the sale within the 60 day period he cannot make any sale without again first offering the Additional Licenses to the Licensee as per the terms above.

If the offer received by the Licensor to purchase the Additional Licenses is one which cannot be matched in kind (includes considerations other than cash sale and royalties) by Licensee, Licensor must set out in his notice his bona fide estimate of the value in cash of the said consideration. In case of a dispute greater than 1/3 of 1%, each party shall select a Selector within 5 days. Both Selectors have 10 days to agree upon and select an Arbitrator. The Arbitrator has 10 days to make a decision. If the equivalent cash consideration determined by the Arbitrator is lower than the estimate by the Licensor, the cash consideration determined by the Arbitrator shall be the sale price for the Additional Licenses and the amount to be paid for the Additional Licenses shall be adjusted accordingly.

2.21. **Licensee's Right of First Refusal on Service & Maintenance.** During the term hereof, and providing that Licensee has fully complied with the terms hereof, Licensee shall have the right of first refusal on the Global Service and Maintenance Rights (GSM Rights) for all products outlined in this Agreement.

Licensor will be free for a period of 60 days following the expiry of the notice period to sell or dispose of the GSM Rights on the same terms and conditions as was stipulated in the offer to the Licensee. In the event Licensor does not complete the sale within the 60-day period he cannot make any sale without again first offering the GSM Rights to the Licensee as per the terms above.

If the offer received by the Licensor to purchase the GSM Rights is one which cannot be matched in kind (includes considerations other than cash sale and royalties) by Licensee, Licensor must set out in his notice his bona fide estimate of the value in cash of the said consideration. In case of a dispute greater than 1/3 of 1%, each party shall select a Selector within 5 days. Both Selectors have 10 days to agree upon and select an Arbitrator. The Arbitrator has 10 days to make a decision. If the equivalent cash consideration determined by the Arbitrator is lower than the estimate by the Licensor, the cash consideration determined by the Arbitrator shall be the sale price for the GSM Rights and the amount to be paid for the GSM Rights shall be adjusted accordingly.

# 3. GENERAL PROVISIONS

3.1. Licensor's Representations and Warranties. Licensor makes the following representations and warranties to Licensee.

3.1.1. Spencer Feldman has filed several Provisional Patent applications relating to his method of sterilizing bacteria and viruses, including Anthrax Spores, and believes that the patent will be granted subject to showing the effectiveness of the method employed.

3.1.2. Spencer Feldman has not been advised by the U.S. Patent Office that his application is deficient, defective, or infringes on a preexisting patent or patent application.

3.1.3. To the best of Spencer Feldman's knowledge following due investigation, neither the Technology nor any component of the Equipment designed by Spencer Feldman's or Anthrax Spore sterilization, nor the method to be utilized by such equipment is subject to a claim of patent infringement.

3.1.4. Spencer Feldman has filed for several Provisional Patent applications outlining the processes he believes will be successful using his invention(s) of the equipment, methods, and the Technology used for anthrax spore sterilization as well as the sterilizations of other bacteria, viruses, and spores. Spencer Feldman has assigned all of those rights and will assign all future rights and privileges of Equipment and Technology's for the use of the sterilization of the anthrax endospore to Licensor.

3.1.5. Licensor is a corporation validly formed and organized, and licensed to transact business. The corporation has performed all acts necessary to enter into this agreement.

3.1.6. **Confidentiality.** The parties acknowledge that all proprietary information furnished to Licensee by Licensor hereunder shall be treated as confidential and shall not be disclosed by Licensee to any third parties without the prior written consent thereto by Licensor.

3.2. **Non-Competition.** Licensee agrees that during the term of this Agreement and during the twenty (20) year period commencing on the Effective Date of this Agreement, Licensee will not, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected in any manner with, or have, directly or indirectly, any financial interest in, or aid or assist any other person or entity in the conduct of any research, consultation, development and production of any equipment or technology using electromagnetic fields to effect any micro-organism.

3.3.   **Default by Licensee.** If Licensee fails to make a royalty payment and the default is not cured within thirty (30) days after written notice, or if Licensee fails to perform any of its other obligations under this Agreement and the default continues for thirty (30) days after written notice, then Licensor may terminate this Agreement.

3.3.1.   If Licensee distributes or ships a Licensed Product which has been disapproved by Licensor pursuant to Paragraph 2.9.4, above, Licensor may immediately terminate this Agreement by delivery of written notice to Licensee, termination to be effective upon such delivery.

3.3.2.   If Licensee has understated sales or underpaid royalties in excess of fifteen per cent (15%) of gross sales or royalties during any Royalty Period, Licensor may immediately terminate this Agreement by delivery of written notice to Licensee, termination to be effective upon such delivery.

3.3.3.   If Licensee files bankruptcy or is adjudicated a bankrupt or if a petition of bankruptcy is filed against Licensee and not discharged within 30 days of filing, Licensor may terminate this Agreement. If Licensee becomes insolvent or makes an assignment for the benefit of its creditors, or an arrangement pursuant to bankruptcy laws, or if a receiver is appointed for Licensee, then Licensor may terminate this Agreement. If Licensee discontinues its business or ceases to manufacture, sell or distribute the licensed products for a period exceeding 30 days, Licensor may terminate this Agreement.

3.4.   **Licensor's Rights to Designs, etc. upon Termination.** If this Agreement is canceled or terminated for any reason, Licensee shall assign and transfer to Licensor any and all rights of Licensee in the designs or styles of the Licensed Products and shall not thereafter manufacture any of the products or use the trademarks or trade names in any manner.

3.4.1.   Upon termination of this agreement at any time and for any reason, Licensee shall be entitled thereafter to dispose of any Licensed Products in existence at the time of termination, provided that it gives Licensor a statement showing the number and description of the Licensed Products it has on hand at the date of termination and provided further that it complies with all terms and conditions of this Agreement.

3.4.2   All equipment and supplies purchased with funds supplied by Licensee pursuant to the provisions of Paragraph 1.2, above will be deemed to be the sole property of Licensor upon the confirmation of the sterilization of a strain of lethal Anthrax spores.

3.5.   **Indemnities.**  Each Party hereto agrees to indemnify the other Party hereto for all costs, expenses, attorneys' fees and other liabilities which may be reasonably incurred by the other Party as a result of any claim against, or conduct of the indemnifying Party, resulting from the indemnifying Party's exercise of its rights under this Agreement.

3.6. **Attorney's Fees, Situs of Actions, Applicable Law.** In the event that either Party hereto shall take any action or commence any legal proceeding against the other by reason of any breach or claimed breach in the performance of any of the terms or conditions of this Agreement, or to seek a judicial determination of rights hereunder, the Party seeking to enforce this Agreement shall be entitled to recover its reasonable expenses thereof from the other Party, or, if said legal proceedings have been initiated, the prevailing party in such action or proceeding shall be entitled to reasonable attorney's fees in an amount to be fixed by the trial court.

Any legal action of any sort against Licensor by or on behalf of Licensee shall be brought in a Court of the State of Hawaii in and for Maui County if a state action, and in the United States District Court for the District of Hawaii if a federal action. In any legal action or proceeding in which any right or obligation arising from this Agreement is an issue, the law applicable thereto shall be the law of the State of Hawaii.

3.7. **Non-Agency of the Parties:** This Agreement does not constitute Licensee as the agent or legal representative of Licensor, or Licensor as the agent or representative of Licensee for any purpose whatsoever. No joint venture or partnership between the parties hereto is intended or shall be inferred.

3.7.1 **Non-Employment and Non-Agency**: Neither Licensor nor its employees are recognized as employees of Modern nor entitled to any employee benefits. BDC shall be responsible for payment of all taxes attributable to the amounts received under the Consulting Agreement and shall furnish Modern with their tax identification number, if applicable.

3.8. **Notices.** All notices required under this Agreement shall be in writing, be certified mail, and addressed to the parties at their addresses set forth in the opening paragraph of this Agreement.

3.9. **Time and Interest on Late Payments.** Time is of the essence with respect to all payments to be made hereunder. Interest at the rate of twelve per cent (12%) per year shall accrue on any amount due hereunder unpaid after ten (10) days following the date upon which the payment is due, until the date of receipt of payment.

3.10. **Waiver.** In the event that either Party hereto should at any time waive any of its rights hereunder, or the performance by the other Party hereto of any of its obligations hereunder, such waiver shall not be construed as a continuing waiver of the same rights or obligations, nor as a waiver of any other rights or obligations.

3.11. **Separability of Provisions.** Any provision of this Agreement which shall be determined to be invalid shall be ineffective but such invalidity shall not affect the remaining provisions hereof. The titles to the paragraphs hereof are for convenience only and have no substantive effect.

3.12 **Key Man Insurance and Disability Policy**. Licensee agrees to maintain key man insurance and disability policies on Licensor. Licensor will allow Licensee Insurance Company to underwrite any/and all policies needed to protect Licensee.

3.14. **Binding upon Successors.** This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. This paragraph shall not be construed to alter or modify the prohibitions upon assignments or transfer by Licensee expressed elsewhere in this Agreement.

3.15. **Facsimile Copies and Counterparts.** Facsimile copies of this Agreement shall be fully binding and effective for all purposes. Facsimile signatures on documents will be treated the same as original signatures. However, each party agrees that it will promptly forward originally executed documents to the other party. It is further agreed that this Agreement may be signed in counterpart and each such counterpart, shall, together with the other counterparts, constitute one and the same instrument.

4.0. **Clarifications:**

4.1 Proprietary Software is to represent all past, present, and future developed electronic data and/or software to successfully make the Technology function with Equipment.

4.2 Spencer Feldman will not sell or license any of the property or licensed product or rights or licenses for the sterilization of any form of Anthrax to any entity other than Licensee as long as Licensee is not in breech of this contract and is still manufacturing.

5.0 **Integration and Amendments.** This Agreement constitutes the entire understanding and agreement between the parties with regard to all matters herein. There are no other agreements, conditions or representations, oral or written, express or implied, with regard hereto. This Agreement may only be amended in writing, signed by both parties.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officers or representatives on the dates written below.

–

_____
Date

_____
LICENSOR (authorized signature)

_____
Date

_____
LICENSEE (authorized signature)

INTENTIONALLY                    LEFT                    BLANK

"A"

TO:  BIOLOGICAL DEFENSE CORPORATION
2599A Olinda Road
Makawao, HI 96768

Dear Sir,

In consideration of your permitting me to become aware of certain information described below, and allowing me to read documents and specifications together with related drawings, graphs, models, and/or prototypes all of which you consider to be confidential information, I agree to keep secret all particulars and descriptions thereof. I will not without your prior consent make any notes, sketches, drawings or photographs of the same. Should you at any time so require I will hand over to you all such notes, sketches, drawings and photographs.

I acknowledge that any and all incorporeal property and other rights stemming from this confidential information are to be and remain the property of BIOLOGICAL DEFENSE CORPORATION.

I agree that I will not make or use any copy of any confidential information which is based on the same idea, theme or concept, nor will I discuss the same except in private with you or persons who have signed a similar non-disclosure agreement.

A brief description of the matter to be disclosed is --

I have read the above and agree thereto.

Signed:

_____

Dated: _____

# Schedule "A"
## (The property)

Equipment capable of producing electromagnetic fields capable of sterilizing certain biological warfare microorganisms, and the technology to make the equipment effective in sterilizing anthrax spores.

# Schedule "B"
## (The Licensed Products)

The equipment necessary to produce electromagnetic fields capable of sterilizing any strain of the following microorganisms, combinations of the following microorganisms or mutations (whether natural or man made) of the following microorganisms, as well as any microorganism used as a weapon for the illness, incapacitation or death it's human victims by a country or terrorist group. In the event that it is not clear whether an outbreak of a microorganism not listed here is natural or manmade, the judgment of the CDC and/or DOD shall determine the cause.

1) Bacillus anthracis
2) Brtonella Quintana
3) Brucella melitensis
4) Burkholderia mallei
5) Burkholderia pseudomallei
6) Chikungunya Virus
7) Chlamydia psittaci
8) Clostridium botulinum
9) Congo-Crimean hemorrhagic fever virus
10) Coxiella burnetii
11) Dengue fever virus
12) Eastern equine encephalitis virus
13) Ebola virus
14) Francisella tularensis
15) Hantaan virus
16) Japanese encephalitis
17) Junin virus
18) Lassa fever virus
19) Lymphocytic choriomeningitis virus
20) Machupo virus
21) Marburn virus
22) Rift valley fever virus
23) Rickettsia prowaseki
24) Rickettsia ricketsii
25) Russian spring-summer encephalitis virus
26) Salmonella typhi
27) Shigella dysenteriae
28) Tick-borne encephalitis
29) Variola Virus

30) Venezuelan equine encephalitis virus
31) Vibrio cholera
32) Western equine encephalitis virus
33) Yellow fever virus
34) Yersinia pestis

# Schedule "C"
## (Apathogenic Testing Protocols)

A viable sample of the microorganism in question will be placed on a microscope slide, covered with a cover slip, and said slide then put on the stage of a microscope. The transmitting arm of the prototype version of the "Equipment" will be brought into proximity to the slide. The "Equipment" will be set to the settings appropriate for the sterilization of the microorganism. The sterilization will be recorded onto a digital or analog videotape. In the event that the sterilization of the microorganism is visually apparent, such visual evidence will be considered proof of sterilization of the microorganism provided that:

1) A control sample of the microorganism not exposed to the "Equipment" was still alive and capable of reproduction.

2) 95% or more of the sample exposed was shown to be sterilized within 5 minutes by the application of the "Equipment".

3) No influences other than those found under typical laboratory conditions, the light and heat from the microscope itself, and the electromagnetic field produced by the "Equipment" were applied to the microorganism.

Should visual proof not be obvious or should LICENSEE so desire, BDC will repeat the experiment at BDC's location within 30 days. BDC will chose the time and date within that 30 day period, and will give LICENSEE 14 days advance notice of the time and date of the second experiment. LICENSEE representatives can be present at such second experiment and bring with them a 3rd party independent microbiologist. In such a case, the microorganism will be considered sterilized if after 5 minutes of exposure of the microorganism to the "Equipment", 95% or more of the sample microorganism is incapable of reproduction when placed in an appropriate growth media.

Should LICENSEE decline to request or appear at the second experiment, the microorganism shall be considered sterilized.

# Schedule "D"
## (Pathogenic Testing Protocols)

A microorganism will be considered sterilized if, after 5 minutes of exposure to the "Equipment" it is certified as 100% incapable of reproduction by the level three or level four laboratory where the test takes place.  Such certification will include a signed statement from the lab attesting to the sterilization of the microorganism.


# Schedule "E"
## (Pre-approved Expenditures)

The following items are considered pre-approved for the purposes of funding.

1) A Nikon E600 microscope and related recording equipment, not to exceed thirty thousand dollars($30,000.)

2) Up to twelve thousand dollars ($12,000) to be paid to BDC for the already purchased prototype.

3) A high power microscope not  to exceed $two hundred and sixty thousand dollars ($260,000).

4) Laboratory fees for the sterilization of the endospore form of B. Anthracis

5) Reasonable travel expenses for round trip flights for Spencer Feldman from Maui to  Los Angeles and from Maui to Germany.

6) Consultation time with RF Engineers not to exceed $20,000

7) 2000 watt version of the Technology not to exceed one hundred and ten thousand dollars ($110,000.)

8)  Frequency measuring device not to exceed $6,000

9)  Spectrum analyzer

10)  Field strength meter


# Schedule "F"
## (Trademarks)